To announce the record date for dividend distribution

Date of events: 2013/06/25

Contents:

1. Date of the resolution by the board of directors or shareholders' meeting or decision by the Company: 2013/06/25

2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, ”Ex-dividend”, or ”Ex-rights and dividend”):Ex-dividend

3. Type and monetary amount of dividend distribution: Cash dividend of NT$4.6295 per share and cash distribution of NT$0.7205 per share from capital surplus, making a total payment of NT$5.35 per share.

4.	Ex-rights (ex-dividend) trading date: 2013/07/17

5.	Last date before book closure: 2013/07/18

6.	Book closure starting date: 2013/07/19

7.	Book closure ending date: 2013/07/23

8.	Ex-rights (ex-dividend) record date:2013/07/23

9.	Any other matters that need to be specified: None.